September 20, 2022

BY EDGAR

Frank Knapp

Kristina Marrone

Ronald Alper

David Link

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	AlphaVest Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted July 28, 2022
CIK No. 0001937891

Ladies and Gentlemen:

On behalf of our client, AlphaVest Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 26, 2022, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 28, 2022.

The Company is concurrently confidentially submitting via EDGAR Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1 Submitted July 28, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

September 20, 2022 Page 2

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 2, 30, 46 and 101 of the Form S-1 to address the Staff’s comment.

2.	We note the enforcement of civil liability section on page 144 refers to the Cayman Islands. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section, in the forepart of the prospectus, for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 13 and 83 of the Form S-1 to address the Staff’s comment.

3.	Please include page numbers for cross-references on the cover page and in the summary to the more expansive disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 2 of the Form S-1 to address the Staff’s comment.

September 20, 2022 Page 3

Cover Page

4.	We note that a majority of your executive officers and/or directors are located in or have significant ties to China/Hong Kong, and your disclosure that you are seeking to acquire a company that may be based in China, Hong Kong or Macau (PRC) in an initial business combination. Please disclose this prominently on the prospectus cover page. We also note the disclosure regarding variable interest entity (VIE) contracts. If true, disclose that these contracts have not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your or the target company’s post-combination operations and/or a material change in the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 2 of the Form S-1 to address the former part of the Staff’s comment. The Company has also revised its disclosure on the cover page and throughout the Form S-1 to address the latter part of the Staff’s comment and specify that the Company will not consummate its initial business combination with an entity or business with China operations consolidated through a variable interest entity (“VIE”) structure.

5.	Given the risks of doing business in the PRC, please revise the cover page to disclose that the majority of your officers and directors having significant ties with China may make you a less attractive partner to a non-China-based target company than a non-China based SPAC. Please disclose that this may therefore limit the pool of acquisition candidates and make it harder for you to complete an initial business combination with a non-China-based target company. Specifically discuss the impact this could have upon your search for an initial business combination. Please also state this in the bulleted risks on pages 29- 31 and under an appropriate caption in your Risk Factors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 2, 30, 46 and 101 of the Form S-1 to address the Staff’s comment.

September 20, 2022 Page 4

6.	Provide a description of how cash is transferred through your organization and how cash will be transferred through the post-combination organization if you acquire a company based in China. State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 11 and 12 of the Form S-1 to address the Staff’s comment.

Summary, page 1

7.	We note your disclosure on page 2 regarding VIEs. Please disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 2 of the Form S-1 and throughout the Form S-1 to address the Staff’s comment and specify that the Company will not consummate its initial business combination with an entity or business with China operations consolidated through a VIE structure.

8.	We note your disclosure on page 11 that you “are currently not required to obtain permission from any of the PRC authorities to operate and issue [your] securities to non- PRC investors.” Please disclose how the company reached this determination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 11 to address the Staff’s comment. The Company additionally advises the Staff that it has reviewed the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”). While the application of the M&A Rules remains unclear, no official guidance and related implementation rules have been issued in relation to the Opinions, and the interpretation and implementation of the Opinions also remain unclear at this stage, based on our understanding of the current PRC laws and regulations in effect at the time of this prospectus, no prior permission is required under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for consummating this offering by our company. Furthermore, we currently do not hold any equity interest in any PRC company or operate any business in China. Therefore, we do not believe we are required to obtain any permission from any PRC governmental authorities to operate our business as currently conducted or to conduct this offering and offer securities to foreign investors.

September 20, 2022 Page 5

9.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 31 of the Form S-1 to address the Staff’s comment.

Risk Factors

If we seek shareholder approval of our initial business combination..., page 38

10.	We note that your initial shareholders and their affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 38 of the Form S-1 to address the Staff’s comment.

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act..., page 82

September 20, 2022 Page 6

11.	We note your statements in this risk factor that “we will not undertake an initial business combination with any entity that is based or located in or that conducts its principal business operations in China (including Hong Kong and Macau) or any entity that has as its auditor one that is listed in the PCAOB report.” We also note your statement on the cover page of the prospectus that “[b]ecause our management team has a substantial network in the People’s Republic of China, including, solely for purposes of this prospectus, Hong Kong, Taiwan and Macau, which we refer to throughout this prospectus collectively as the “PRC” or “China”, we may pursue a business combination with a company doing business in China, which may have legal and operational risks associated with such a decision.” Please revise to reconcile your disclosures throughout the prospectus as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 82 of the Form S-1 to address the Staff’s comment.

Related Party Transactions, page 98

12.	We note the disclosure regarding TenX Global Capital LP throughout the prospectus. Please address how TenX Global Capital LP is a related party and clarify the related party’s position with or relationship with the company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 98 of the Form S-1 to address the Staff’s comment.

Officers, Directors and Director Nominees, page 124

13.	Please revise your disclosure regarding the background and history of your executive officers and directors to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of the named executive officers and directors during the past five years, including the dates and duration of their employment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 123 and 124 of the Form S-1 to address the Staff’s comment.

* * * * * * *

September 20, 2022 Page 7

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael Blankenship

Michael Blankenship

cc:	Yong (David) Yan, Chief Executive Officer, AlphaVest Acquisition Corp.